Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-814-00131	DECEMBER 30, 2004

2. State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of Investment company as specified in registration statement:

WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND, LLC

4. Address of principal executive office (number, street, city, state, Zip code):

SCOTT TOWNE CENTER, SUITE A-113

2101 GREENTREE ROAD, PITTSBURGH, PA 15220

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We as members of management of Western Pennsylvania Adventure Capital Fund, LLC (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements of subsections (b) and (c) of rule 17f-2 as of December 30, 2004 and from November 30, 2004 through December 30, 2004

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 30, 2004 and from November 30, 2004 through December 30, 2004, with respect to securities in the investment account of the Company.

WESTERN PENNSYLVANIA ADVENTURE CAPITAL FUND, LLC

By:	/s/ ALVIN J. CATZ
Title:	Treasurer

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Western Pennsylvania Adventure Capital Fund, LLC

Pittsburgh, Pennsylvania

We have examined management’s assertion about Western Pennsylvania Adventure Capital Fund LLC’s (the Company’s) compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 30, 2004, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 30, 2004, and with respect to agreement of security purchases and/or conversions, for the period from November 30, 2004 (the date of our last examination), through December 30, 2004:

•	Count and inspection of all securities located in the safe deposit box at PNC Bank, Lebanon Shops in Pittsburgh, Pennsylvania.

•	Reconciliation of all such securities to the books and records of the Company. We noted no securities transactions since November 30, 2004.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Western Pennsylvania Adventure Capital Fund, LLC was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 30, 2004, with respect to securities reflected in the investment account of the Company is fairly stated, in all material aspects.

This report is intended solely for the information and use of management of Western Pennsylvania Adventure Capital Fund, LLC and the Securities and Exchange Commission and should not be used for any other purpose.

GOFF BACKA ALFERA & COMPANY, LLC

Pittsburgh, Pennsylvania

December 30, 2004